Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2008 (a)	2007 (a)	2006 (a)	2005 (a)	2004 (a)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes (b)	$1,085	$1,095	$841	$619	$825
Less earnings of equity method investments	1	3	5	5	4
Distributed income from equity method investments	1	5	3	5	4
	1,085	1,097	839	619	825

Total fixed charges as below	390	388	326	307	289
Less:
Capitalized interest	57	54	21	7	5
Interest expense related to discontinued operations	4	29	30	31	24
Total fixed charges included in Income from Continuing Operations Before Income Taxes	329	305	275	269	260

Total earnings	$1,414	$1,402	$1,114	$888	$1,085

Fixed charges, as defined:
Interest on long-term debt	$345	$353	$296	$259	$255
Interest on short-term debt and other interest	27	24	16	26	23
Amortization of debt discount, expense and premium - net	2	(3)	(1)	7	(6)
Estimated interest component of operating rentals	15	14	15	15	17
Fixed charges of majority-owned share of 50% or less-owned persons	1

Total fixed charges (c)	$390	$388	$326	$307	$289

Ratio of earnings to fixed charges	3.6	3.6	3.4	2.9	3.8

(a)
Certain line items have been revised due to the anticipated sales of the Long Island generation business and the majority of the Maine hydroelectric generation business and the related reclassification of operating results to Discontinued Operations.  See Note 10 to the Financial Statements for additional information.

(b)	Revised to reflect the retrospective application of SFAS 160. See Note 1 to the Financial Statements for additional information.
(c)	Interest on unrecognized tax benefits is not included in fixed charges.